Exhibit (e)(3)

Excerpts from Rosetta Stone Inc.’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 29, 2020.

Employment Arrangements with Named Executive Officers

We have employment agreements with each of our executive officers, including our NEOs.

The employment agreement with Mr. Hass provides for a one-year initial term commencing April 1, 2016 that automatically renews for an additional year each April 1. The agreement sets Mr. Hass’s initial annual base salary, which may be increased from time to time but not decreased, and provides for an annual equity grant consisting of restricted stock that vests monthly over one year and other benefits. The agreement also provides for other equity grants that were made at the time of his appointment in 2016 as Chief Executive Officer and Chairman of the Board of the Company and which are reported in the Summary Compensation Table.

Messrs. Pierno’s and Klein’s agreements have one-year terms that automatically renew each day so that there is always one year remaining in the term. Messrs. Gaehde’s and Hulett’s agreements have a one-year initial term that automatically renews for an additional year on the anniversary date of the agreement. These employment agreements set the annual base salaries of each executive, which may be increased from time to time but not decreased. The employment agreements also provide that the executive will be eligible to receive annual cash and equity incentive awards in accordance with the programs established by our Board of Directors from time to time, but no incentive awards are guaranteed. In connection with her resignation from the Company, Ms. Galindo’s employment agreement terminated as of July 1, 2019, excepting those terms intended to survive the termination of her agreement. For more information on the specific payments made to Ms. Galindo under the terms of her severance agreement, see “Potential Payments Upon Termination or Change in Control” below.

Under the agreements, each executive is entitled to severance benefits if his or her employment is terminated without cause or if he or she terminates his or her employment for good reason. Our termination arrangements with our NEOs do not contain excessive severance payments in cases of their termination.

Generally, termination without cause is defined in the agreements as termination for a reason other than the executive’s commission of a felony or a crime involving moral turpitude; an act involving dishonesty or fraud involving his or her duties; failure to perform his or her duties; commission of gross negligence or willful misconduct involving his or her duties; material breach of his or her employment agreement, failure to comply with instructions given by our Board of Directors which affect our business; misconduct likely to materially injure our reputation; harassment of or discrimination against our employees; customers or vendors; misappropriation of our Company’s assets; willful violation of our policies; issues involving his or her immigration status affecting his or her ability to continue his or her employment with us; or disclosure of trade secrets.

Generally, good reason is defined in the agreements as a material reduction in the executive’s annual salary, duties, authority or responsibilities; our failure to perform a material obligation undertaken by us to the executive (as to Mr. Pierno) or our material breach of his or her employment agreement (as to Messrs. Hass, Gaehde, Hulett and Klein); or our relocation of an executive to an area more than 50 miles outside of his or her principal place of employment; provided that, the Company receives notification of one of the aforementioned events and fails to cure within the prescribed period of time under the agreements.

If we terminate the employment of one of the NEOs without cause or if he or she terminates his or her employment for good reason, we will be required to (1) pay severance in a lump sum amount equal to the sum of 12 months of his or her annual base salary, plus 12 months of basic life insurance premiums, such severance payment to be made within 30 days of his or her termination date (or, if executive is determined to be a “specified employee” and the amount is determined to be “deferred compensation,” six months after the termination date), (2) pay, for up to twelve (12) months, the portion of the executive’s COBRA premiums that exceed the amount of premiums paid by active employees under the Company’s health plan (provided the executive elects COBRA), (3) provide outplacement assistance for 12 months from the termination date and (4) pay the annual bonus which the executive would have earned for such year, pro-rated to the date of termination. In exchange for these benefits, the executive must sign a general release waiving any claims he or she may then have against us and agree not to compete against us for 12 months after the date of termination. The employment agreements also contain provisions known as “best-after tax provisions,” which provide that in the event that any excise tax would otherwise be payable by an executive on any “parachute payment,” the amount of those payments may instead be reduced to eliminate or minimize any required excise tax payment. We do not have any contract or agreement with our NEOs that obligates us to make a payment to assist with the tax liability related to any amounts we pay our NEOs.

Potential Payments Upon Termination or Change in Control as of December 31, 2019

In addition to the severance payments that may be paid to our NEOs upon termination under their executive employment agreements, equity will vest as follows upon termination of employment without cause or by the NEO with good reason:

•

all NEOs, with the exception of Mr. Hass, are entitled to accelerated vesting of their unvested stock options and restricted stock awards granted on or after February 19, 2016 prorated through the date of termination,

•

Mr. Hass is entitled to accelerated vesting of his unvested stock options, restricted stock awards granted in 2016 and performance stock units earned under his 2017 and 2018 annual incentive programs prorated through the date of termination, and

•	performance stock units earned by the NEOs under the long-term incentive programs for the 2018-2020 and 2019-2021 performance periods are entitled to vesting prorated through the date of termination.

No equity awards will vest solely upon the completion of a change in control transaction.

If an NEO is terminated without cause or resigns for good reason within 6 months prior to or two years after the completion of a change in control transaction, all of his or her unvested equity awards will vest.

On November 1, 2015, our Board of Directors adopted and approved the Change in Control Severance Plan, in which all of the Company’s NEOs participate. The Change in Control Severance Plan provides for severance and other benefits to eligible participants as a result of a qualifying termination without cause or resignation for good reason, in either case within six months prior or two years following a change in control event. An NEO who experiences a qualifying termination and executes (and does not revoke) a general release of claims against the Company will receive the payments and benefits described in the table below.

The following table sets forth information concerning the payments that would be received by each NEO upon a termination of employment without cause or for good reason, upon a change in control or both. The table assumes the termination and/or change in control, as applicable, occurred on December 31, 2019, using the fair market value of $18.14 for each share of our common stock on that date. The table below only shows additional amounts that the NEOs would be entitled to receive upon termination, and does not show other items of compensation that may be earned and payable at such time, such as earned but unpaid base salary.

Name	Termination without Cause or for Good Reason ($) (1)			Change in Control With No Termination ($) (2)		Change in Control and Termination without Cause or for Good Reason ($) (3)
A. John Hass III Severance Payments Equity Acceleration Total Benefits	$ $ $	232,870 5,710,064 5,942,934	(4)	$ $	N/A 2,240,907 2,240,907	$ $ $	246,358 7,326,801 7,573,159	(5)
Thomas Pierno Severance Payments Equity Acceleration Total Benefits	$ $ $	540,079 1,205,634 1,745,713	(6)	$ $	N/A 245,253 245,253	$ $ $	548,383 1,879,604 2,427,987	(5)
Nicholas Gaehde Severance Payments Equity Acceleration Total Benefits	$ $ $	651,449 1,141,015 1,792,464	(6)	$ $	N/A 268,265 268,265	$ $ $	665,303 1,952,511 2,617,814	(5)
Sonia Galindo Severance Payments Equity Acceleration Total Benefits		76,254 544,949 621,203	(7) (8)		— — —		— — —	(5)
Mathew Hulett Severance Payments Equity Acceleration Total Benefits	$ $	650,705 861,327 1,512,032	(6)		N/A 113,375 113,375	$ $ $	664,187 1,828,911 2,493,098	(5)
Sean Klein Severance Payments Equity Acceleration Total Benefits		355,652 74,637 430,289	(6)		N/A — —		361,850 210,896 572,746	(5)

(1)

As described in the section “Employment Arrangements with Named Executive Officers,” this column reflects severance payments equal to 12 months of the NEO’s base salary; COBRA premium costs paid on his or her behalf for 12 months, a lump sum payment for 12 months of basic life insurance and AD&D premiums, a flat dollar amount for outplacement services, the annual cash incentive payment earned as of December 31, 2019 and equity acceleration. As Chief Executive Officer, Mr. Hass was not a participant in the annual cash incentive program.

(2)

Represents the accelerated vesting of performance stock units earned under the 2017-2018 long-term incentive program, which became fully vested as of March 17, 2020. No other long-term incentive program provides for single-trigger equity vesting in the event of a change in control.

(3)

This column represents severance payments equal to 12 months of the NEO’s base salary; COBRA premium costs paid on his or her behalf for 18 months; a lump sum payment for 12 months of basic life insurance and AD&D premiums; a flat dollar amount for outplacement services; the annual cash incentive payment earned as of December 31, 2019; and equity acceleration. Amounts assume an NEO’s termination by the Company other than for cause or by the NEO for good reason, and the same occurs within six months prior to or two years following a change in control event. As Chief Executive Officer, Mr. Hass was not a participant in the annual cash incentive program.

(4)

Represents acceleration of unvested restricted stock awards, options and earned but unvested performance stock units granted April 4, 2016 and March 17, 2017 and prorated acceleration of the February 22, 2018, February 21, 2019 and February 27, 2019 equity grants. The unearned performance stock units under both the 2018 and 2019 long-term incentive program are assumed to vest on a prorated basis at the target level of performance.

(5)

Represents acceleration of any unvested restricted stock awards, options and performance stock units, all of which would fully accelerate upon a change in control of our company and a termination of the NEO’s employment by the Company without cause or by the NEO for good reason within six months prior to or two years after the change in control event. Any unearned performance stock units under a long-term incentive program are assumed to vest fully at the target level of performance.

(6)

Represents prorated acceleration of unvested restricted stock awards, options and performance stock units upon termination of the NEO’s employment by the Company without cause or by the NEO for good reason. The unearned performance stock units under our long-term incentive programs are assumed to vest on a prorated basis using the target level of performance.

(7)

In connection with Ms. Galindo’s resignation from the Company on July 1, 2019 and pursuant to the terms of her separation agreement, this amount represents her prorated 2019 AIP cash payment of $67,312 and twelve months of COBRA payments totaling $8,942.

(8)

In connection with Ms. Galindo’s resignation from the Company on July 1, 2019 and pursuant to the terms of her separation agreement, this amount represents prorated vesting through the date of termination of Ms. Galindo’s outstanding unvested stock options ($63,289) and restricted stock ($138,137), and full vesting of Ms. Galindo’s outstanding earned but unvested performance share units related to the 2017 LTIP ($135,823). Ms. Galindo’s outstanding unearned performance share units relating to the 2018 LTIP ($159,105) and 2019 LTIP ($48,595) were prorated through July 1, 2019, to be earned in accordance with the applicable PSU agreement; the value of these performance share units was calculated based on the target value of the award using the closing price of the Company’s common stock on December 31, 2019 ($18.14).